SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 7)

(RULE 13e-3)

Transaction Statement Under Section 13(e) Of The Securities Exchange Act of 1934 And Rule 13e-3 Thereunder

Rule 13e-3 Transaction Statement Under Section 13(e) of the Securities Exchange Act of 1934

iBASIS, INC.

(Name of the Issuer)

iBASIS, INC.

(Name of Person Filing Statement)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

450732201

(CUSIP Number of Class of Securities)

Ofer Gneezy

President & Chief Executive Officer

20 Second Avenue, Burlington, MA  01803

(781) 505-7500

(Name, address and telephone number of person authorized to
receive notices and communications on behalf of the person filing statement)

With copies to:

Michael L. Fantozzi, Esq. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo P.C. One Financial Center Boston, MA 02111 617-348-1640	Mark S. Flynn Chief Legal Officer and Corporate Secretary iBasis, Inc. 20 Second Avenue Burlington, MA 01803 781-505-7955	Dennis J. Friedman, Esq. Eduardo Gallardo, Esq. Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166 212-351-4000

This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	b.	The filing of a registration statement under the Securities Act of 1933.
☒	c.	A tender offer.
☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Value*	Amount of Filing Fee**
$93,327,384	$5,208

*              Estimated for purposes of calculating the filing fee only.  This amount is determined by multiplying 31,109,128 shares of common stock, par value $0.001 per share, of iBasis, Inc. by $3.00 per share, which is the offer price.  Such number of Shares represents the 71,230,202 shares of common stock issued and outstanding as of November 25, 2009 less 40,121,074 shares of common stock already owned by KPN B.V., a private limited liability company organized under the laws of The Netherlands, and its affiliates.

**           The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2009, issued on March 11, 2009, by multiplying the transaction value by .0000558.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,690	Filing Party: Koninklijke KPN N.V., KPN B.V., Celtic ICS Inc.
Form or Registration No.: Schedule TO-T	Date Filed: July 28, 2009

Amount Previously Paid: $1,216	Filing Party: Koninklijke KPN N.V., KPN B.V., Celtic ICS Inc.
Form or Registration No.: Schedule TO-T	Date Filed: October 5, 2009

Amount Previously Paid: $1,302	Filing Party: Koninklijke KPN N.V., KPN B.V., Celtic ICS Inc.
Form or Registration No.: Schedule TO-T	Date Filed: November 23, 2009

This Amendment No. 7 to Schedule 13E-3 (as amended and supplemented from time to time, the “Schedule 13E-3”) amends and supplements the Schedule 13E-3, originally filed by iBasis, Inc. (the “Company”), with the Securities and Exchange Commission (the “SEC”) on November 30, 2009. The filing person is the subject company. This Schedule 13E-3 relates to the amended tender offer by KPN B.V., a private limited liability company organized under the laws of The Netherlands (“Purchaser”), which is a wholly owned subsidiary of Koninklijke KPN N.V., a public company incorporated under the laws of The Netherlands (“KPN”), pursuant to which Purchaser has offered to buy all outstanding shares of common stock, par value $0.001 per share, of the Company (the “Shares”) that it does not already own, for $3.00 per Share in cash (the “Amended Offer”).

The Amended Offer is on the terms and subject to the conditions set forth in a Tender Offer Statement and Rule 13e-3 Transaction Statement under cover of Schedule TO initially filed by KPN, Purchaser and Celtic ICS Inc. with the SEC on July 28, 2009, as amended by Amendment No. 1 through Amendment No. 10 thereof (collectively, the “Schedule TO”) which contains an Offer to Purchase dated July 28, 2009 (as amended and supplemented by the amendments to the Schedule TO as of the date hereof, the “Offer to Purchase”), and the related letter of transmittal and other transmittal documents filed with the SEC as exhibits to the Schedule TO.  The Offer to Purchase includes a Supplement to Offer to Purchase for Cash, dated November 23, 2009, attached as Exhibit (a)(1)(xiv) to Amendment No. 8 to the Schedule TO (the “November Supplement”).

The information contained in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on July 30, 2009, together with Amendment No. 1 through Amendment No. 25 thereof (collectively, the “Schedule 14D-9”), is incorporated by reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Schedule 14D-9.

The information contained in the Schedule TO and Schedule 14D-9, including all annexes thereto, is incorporated by reference herein, and the responses to each Item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Schedule TO and Schedule 14D-9 and the annexes thereto. All information contained in this Schedule 13E-3 concerning the Company, Parent or the Purchaser has been provided by such person and not by any other person.  Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13E-3.

Item 16. Exhibits.

Item 16 of the Schedule 13E-3 is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit No.	Description

(a)(2)(xxvi)	Solicitation/Recommendation Statement (Amendment No. 25) on Schedule 14D-9, dated December 21, 2009.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

iBASIS, INC.

	By:	/s/ Mark S. Flynn
Name: Mark S. Flynn
Title: Chief Legal Officer and Corporate Secretary

Dated: December 21, 2009

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